FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2013

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated October 3, 2013 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: October 3, 2013

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	October 3, 2013

Re: Tata Motors Report for September 2013

Mumbai, October 3, 2013: Enclosed herewith is the information on production, sales and exports of the Company, released to the Society of Indian Automobile Manufacturers (SIAM) which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for SEPTEMBER’ 2013

Category	Vehicle Model	Production		Domestic Sales		Exports
		SEPTEMBER 2012	SEPTEMBER 2013	SEPTEMBER 2012	SEPTEMBER 2013	SEPTEMBER 2012	SEPTEMBER 2013
Micro	NANO	6175	2027	5491	2104	0	0
Compact	INDICA, INDICA VISTA, INDIGO CS	14593	7888	11247	7416	616	350
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	583	325	395	246	45	15
UV1	SUMO	2119	1645	3311	1814	85	96
UV2	SAFARI, SUMO GRANDE	1010	472	868	849	10	30
UV3	ARIA, XENON	10	45	45	31	26	23
V1	VENTURE	279	492	295	379	0	0
V2	ACE MAGIC, MAGIC IRIS	7543	6298	7609	6229	74	16
N1- A1	ACE, ACE EX, ACE Zip	14293	12230	17954	11078	1567	1206
N1- A2	Super ACE, TATA207, XENON, Winger DV	4397	3826	4040	4001	711	581
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	688	377	456	314	0	10
M2- A2	Winger 14 seats, SFC407, CityRide	323	179	233	255	2	3
N2- A1	SFC407, LPT407	1767	845	1784	1419	541	324
N2- A2	SFC709, LPT709	1347	724	467	316	243	327
N2- A3	LPT9109	1009	549	525	330	35	154
N2- A4	LPT1109	322	247	1457	1176	39	96
M3- A2	LP709, SFC410, LP410	992	600	850	692	476	203
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	241	237	475	421	78	22
M3- C2	LPO1512, LPO1612, Starbus, Divo	1120	630	1176	667	235	292
N3- A1	LPT1613, LPK1616, SK1613	4531	1774	2727	1366	252	298
N3- B1(a)	LPT2518, LPK2518	3987	1895	3509	2324	396	300
N3- B1(b)	LPT3118	4736	1401	3972	1837	10	35
N3- B2(b)	LPS3518. LPS3015, LPS3516	465	253	515	236	0	0
N3- B2(d)	LPS4018, LPS4023	948	305	931	404	0	27
N3- B2(e)	LPS4928	81	59	66	54	0	21

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	23	132	187	203	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors is India’s largest automobile company, with consolidated revenues of Rs. 1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, Spain, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. It is also the world’s fifth largest truck and fourth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia and South America, CIS and Russia.

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.